Filed by The Enstar Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Castlewood Holdings Limited
Commission File No.: 333-135699

Press Release

Date:	January 30, 2007	Contact:	Amy M. Dunaway
For Release:	Immediately	Telephone:	(334) 834-5483
THE ENSTAR GROUP, INC. ANNOUNCES RECEIPT OF SHAREHOLDER APPROVAL FOR MERGER WITH
CASTLEWOOD
Montgomery, Alabama — January 30, 2007 —At the annual meeting of shareholders of The Enstar Group, Inc. held on Tuesday, January 30, 2007, the Enstar shareholders voted to approve the Agreement and Plan of Merger, dated as of May 23, 2006, among Castlewood Holdings Limited, CWMS Subsidiary Corp, a wholly-owned subsidiary of Castlewood, and Enstar, pursuant to which CWMS Subsidiary Corp will merge with and into Enstar, with Enstar becoming a wholly-owned subsidiary of Castlewood.
     Castlewood and Enstar expect the merger to close after 4:00 p.m. Eastern Time on Wednesday, January 31, 2007. Upon completion of the merger, Castlewood will be renamed Enstar Group Limited and the ordinary shares of Castlewood will trade on the NASDAQ Global Select Market under the ticker symbol “ESGRD” for a period of approximately 20 trading days and, thereafter, will trade under the ticker symbol “ESGR”.
     Also today, in connection with the approval of the merger by its shareholders, Enstar paid a dividend of $3.00 per share to each shareholder of record on January 16, 2007.
     Enstar’s merger with Castlewood was announced on May 24, 2006. In connection with the proposed merger, Castlewood has filed a registration statement, which includes a proxy statement prepared by Enstar and other materials, with the Securities and Exchange Commission (“SEC”). INVESTORS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CASTLEWOOD, ENSTAR, THE PROPOSED MERGER AND RELATED MATTERS. The registration statement and proxy statement, as well as other filed documents containing information about Castlewood, Enstar, the proposed merger and related matters, are available for free through Enstar’s website, www.enstargroup.com and the SEC’s website, www.sec.gov.
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This report contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the intent, belief or current expectations of Enstar and its management team. Prospective investors are cautioned that any such forward-looking statements are not guarantees of
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future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Important risk factors regarding Enstar are set forth in Item 1A. “Risk Factors” to Enstar’s Form 10-K/A for the year ended December 31, 2005 and under the heading “Risk Factors” in the registration statement on Form S-4 filed by Castlewood with the SEC. Those risk factors are hereby incorporated herein by reference. Furthermore, Enstar does not undertake any obligation to update any written or oral forward-looking statements or publicly announce any updates or revisions to any of the forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements, except as required by law.
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